Exhibit 12.1
ENCORE ACQUISITION COMPANY
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Six Months Ended June 30,		Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Pretax earnings	$69,060	$54,393	$122,639	$98,880	$60,301	$33,396	$12,684
Adjustments:
Add fixed charges:
Interest expense	14,407	10,214	23,459	16,151	12,306	6,041	10,490
Interest capitalized	—	—	—	—	—	—	—
Rental expense attributable to interest	234	182	344	378	314	236	118

Total fixed charges	14,641	10,396	23,803	16,529	12,620	6,277	10,608
Deduct:
Interest capitalized	—	—	—	—	—	—	—

Total deductions	—	—	—	—	—	—	—
Adjusted earnings	$83,701	$64,789	$146,442	$115,409	$72,921	$39,673	$23,292
Ratio of earnings to fixed charges	5.7	6.2	6.2	7.0	5.8	6.3	2.2